Company Announcement 1 (1)

30 January 2002 at 1:30pm

AMER GROUP: EXERCISE OF 1998 WARRANTS

A total of 20,700 Amer Group Plc shares have been subscribed for as a result of an exercise of its 1998 A warrants. The corresponding increase in the Company's share capital amounting to EUR 82,800 was registered on 30 January 2002. As a result of the increase, Amer Group Plc's share capital now totals EUR 96,546,480 and the total number of shares in issue is 24,136,620.

As these shares were subscribed for and paid up in 2001, they are consequently entitled to dividends for the 2001 financial year. Other shareholder rights commence from the registration date. The new shares will be listed on the Helsinki Exchanges together with the old shares on 30 January 2002. These shares will also be listed on the London Stock Exchange.

AMER GROUP PLC
Communications Dept

Marja-Leena Simola
Vice President, Communications
Tel. +358 9 7257 8306
Fax +358 9 791 385
E-mail: marja-leena.simola@amer.fi
www.amersports.com

For further information, please contact:
Mr Jari Melgin, Corporate Treasurer, Tel. +358 9 7257 8233